



ZURICH
FINANCIAL SERVICES

Zurich and Hellman & Friedman agree to terminate the Universal Underwriters transaction

Zurich Financial Services
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Zurich, January 16, 2006 – Zurich Financial Services Group (Zurich) and affiliates of Hellman & Friedman LLC (H&F), a leading private equity investment firm, have jointly agreed not to proceed with the sale of Zurich's wholly owned Universal Underwriters Group (Universal Underwriters) to an investor group led by H&F.

Since the announcement of the agreement last April, both parties have been working toward completion of the transaction. Although both parties held constructive discussions, they were unable to complete the transaction at mutually agreeable terms. Consequently, both parties have agreed not to pursue the transaction and Zurich has decided to retain Universal Underwriters as part of its North America Commercial (NAC) business division. Zurich has appointed Thomas A. Bradley, currently Chief Financial Officer of NAC and Interim Head of Universal Underwriters, as President of Universal Underwriters effective immediately.

Axel P. Lehmann, CEO of North America Commercial, said: "We have been impressed with the professionalism of H&F throughout this process. I am pleased that Tom has agreed to a new role with Universal Underwriters. In the past six months he has achieved much progress in further enforcing compliance with regulatory standards and providing value to our customers. I expect him to quickly align this profitable unit with our North America Commercial business division."

dlw 1/19


ZURICH
FINANCIAL SERVICES

David Tunnell, Managing Director at Hellman & Friedman LLC, added: "We agree that not pursuing the transaction is in the interest of both parties, and we respect Zurich's decision to keep Universal Underwriters as part of its North American business."

The decision follows the identification of regulatory matters specific to Universal Underwriters, which surfaced during a routine market conduct examination performed by the Kansas Department of Insurance. In cooperation with the Kansas Department of Insurance, Universal Underwriters has put into place a comprehensive remediation plan and it has made substantial progress in implementing this plan.

Headquartered in Overland Park, Kansas, Universal Underwriters is the leading provider of specialized insurance and financial services to franchised auto, truck, equipment and motorcycle dealers and the automotive after-market in the United States. For the fiscal year ended December 31, 2004, Universal Underwriters generated gross written premiums and fees of USD 1.5 billion and it achieved a return on capital in excess of the Group's internal hurdle rate.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Through its offices in more than 50 countries, 57,000 Zurich employees serve customers in more than 120 countries. In North America, Zurich (www.zurichna.com) is a leading commercial property-casualty insurance provider serving the global corporate, large corporate, middle market, small business (not offered in Canada), specialties and programs sectors.